TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2016

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2016 and December 31, 2016

	Yen in millions
	March 31, 2016	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	2,939,428	2,550,786
Time deposits	1,032,034	1,138,560
Marketable securities	1,511,389	1,554,341
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	1,874,846
Finance receivables, net	5,912,684	6,270,410
Other receivables	451,406	470,715
Inventories	2,061,511	2,212,269
Deferred income taxes	967,607	—
Prepaid expenses and other current assets	1,333,345	966,220

Total current assets	18,209,553	17,038,147

Noncurrent finance receivables, net	8,642,947	9,135,122
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,991,307
Affiliated companies	2,631,612	2,685,526
Employees receivables	32,998	29,638
Other	730,271	1,034,578

Total investments and other assets	10,834,680	11,741,049

Property, plant and equipment:
Land	1,352,904	1,367,663
Buildings	4,311,895	4,418,698
Machinery and equipment	10,945,267	11,242,256
Vehicles and equipment on operating leases	5,652,622	6,093,270
Construction in progress	513,953	499,822

Total property, plant and equipment, at cost	22,776,641	23,621,709

Less – Accumulated depreciation	(13,036,224)	(13,424,542)

Total property, plant and equipment, net	9,740,417	10,197,167

Total assets	47,427,597	48,111,485

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2016 and December 31, 2016

	Yen in millions
	March 31, 2016	December 31, 2016
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	5,364,889
Current portion of long-term debt	3,822,954	4,200,035
Accounts payable	2,389,515	2,135,759
Other payables	1,040,277	876,169
Accrued expenses	2,726,120	2,829,421
Income taxes payable	343,325	197,074
Other current liabilities	1,104,131	1,284,669

Total current liabilities	16,124,456	16,888,016

Long-term liabilities:
Long-term debt	9,772,065	9,881,275
Accrued pension and severance costs	904,911	926,548
Deferred income taxes	2,046,089	1,501,723
Other long-term liabilities	491,890	524,844

Total long-term liabilities	13,214,955	12,834,390

Total liabilities	29,339,411	29,722,406

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and December 31, 2016 issued: 47,100,000 shares at March 31, 2016 and December 31, 2016	479,779	483,428

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and December 31, 2016 issued: 3,337,997,492 shares at March 31, 2016 and 3,262,997,492 shares at December 31, 2016	397,050	397,050
Additional paid-in capital	548,161	484,176
Retained earnings	16,794,240	17,205,489
Accumulated other comprehensive income (loss)	610,768	721,568
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 274,703,146 shares at December 31, 2016	(1,603,284)	(1,515,054)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	17,293,229

Noncontrolling interests	861,472	612,422

Total shareholders’ equity	17,608,407	17,905,651

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	48,111,485

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2016

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2015	For the first nine months ended December 31, 2016
Net revenues:
Sales of products	20,028,604	18,833,706
Financing operations	1,402,766	1,321,014

Total net revenues	21,431,370	20,154,720

Costs and expenses:
Cost of products sold	16,125,146	15,693,468
Cost of financing operations	869,334	864,850
Selling, general and administrative	2,131,219	2,040,951

Total costs and expenses	19,125,699	18,599,269

Operating income	2,305,671	1,555,451

Other income (expense):
Interest and dividend income	135,061	129,644
Interest expense	(29,302)	(19,588)
Foreign exchange gain, net	32,830	42,536
Other income (loss), net	8,652	56,029

Total other income (expense)	147,241	208,621

Income before income taxes and equity in earnings of affiliated companies	2,452,912	1,764,072

Provision for income taxes	736,823	525,244
Equity in earnings of affiliated companies	267,728	258,002

Net income	1,983,817	1,496,830

Less – Net income attributable to noncontrolling interests	(97,740)	(64,126)

Net income attributable to Toyota Motor Corporation	1,886,077	1,432,704

Note:

Net income attributable to common shareholders for the first nine months ended December 31, 2016 and 2015 is 1,425,357 million yen and 1,881,792 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 7,347 million yen and 4,285 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	601.44	472.31

Diluted	597.29	467.35

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2016

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2015	For the first nine months ended December 31, 2016
Net income	1,983,817	1,496,830
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(147,185)	9,033
Unrealized gains (losses) on securities	(10,286)	94,912
Pension liability adjustments	3,356	14,890

Total other comprehensive income (loss)	(154,115)	118,835

Comprehensive income	1,829,702	1,615,665

Less – Comprehensive income attributable to noncontrolling interests	(74,707)	(69,935)

Comprehensive income attributable to Toyota Motor Corporation	1,754,995	1,545,730

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2016

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2015	For the third quarter ended December 31, 2016
Net revenues:
Sales of products	6,865,988	6,617,000
Financing operations	473,894	467,187

Total net revenues	7,339,882	7,084,187

Costs and expenses:
Cost of products sold	5,606,359	5,636,630
Cost of financing operations	280,583	331,037
Selling, general and administrative	730,674	677,934

Total costs and expenses	6,617,616	6,645,601

Operating income	722,266	438,586

Other income (expense):
Interest and dividend income	52,025	49,890
Interest expense	(9,644)	(8,475)
Foreign exchange gain (loss), net	(3,760)	70,443
Other income (loss), net	16,874	37,094

Total other income (expense)	55,495	148,952

Income before income taxes and equity in earnings of affiliated companies	777,761	587,538

Provision for income taxes	220,455	170,320
Equity in earnings of affiliated companies	106,066	89,607

Net income	663,372	506,825

Less – Net income attributable to noncontrolling interests	(35,407)	(20,294)

Net income attributable to Toyota Motor Corporation	627,965	486,531

Note:

Net income attributable to common shareholders for the third quarter ended December 31, 2016 and 2015 is 484,082 million yen and 626,140 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,449 million yen and 1,825 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	202.06	161.26

Diluted	199.54	159.54

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2016

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2015	For the third quarter ended December 31, 2016
Net income	663,372	506,825
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,890)	563,916
Unrealized gains (losses) on securities	242,296	286,339
Pension liability adjustments	3,891	15,604

Total other comprehensive income (loss)	241,297	865,859

Comprehensive income	904,669	1,372,684

Less – Comprehensive income attributable to noncontrolling interests	(43,111)	(61,567)

Comprehensive income attributable to Toyota Motor Corporation	861,558	1,311,117

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2016

	Yen in millions
	For the first nine months ended December 31, 2015	For the first nine months ended December 31, 2016
Cash flows from operating activities:
Net income	1,983,817	1,496,830
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,229,429	1,174,743
Provision for doubtful accounts and credit losses	71,410	66,522
Pension and severance costs, less payments	18,151	28,370
Losses on disposal of fixed assets	23,717	20,493
Unrealized losses on available-for-sale securities, net	8,127	5,885
Deferred income taxes	93,655	33,654
Equity in earnings of affiliated companies	(267,728)	(258,002)
Changes in operating assets and liabilities, and other	(94,705)	(407,207)

Net cash provided by operating activities	3,065,873	2,161,288

Cash flows from investing activities:
Additions to finance receivables	(10,404,240)	(10,055,887)
Collection of and proceeds from sales of finance receivables	9,926,216	9,491,446
Additions to fixed assets excluding equipment leased to others	(937,146)	(860,918)
Additions to equipment leased to others	(2,111,378)	(1,749,248)
Proceeds from sales of fixed assets excluding equipment leased to others	28,113	25,175
Proceeds from sales of equipment leased to others	802,473	917,723
Purchases of marketable securities and security investments	(1,921,156)	(1,809,606)
Proceeds from sales of and maturity of marketable securities and security investments	2,401,360	1,400,215
Changes in investments and other assets, and other	(724,653)	481,892

Net cash used in investing activities	(2,940,411)	(2,159,208)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,606,030	3,218,047
Payments of long-term debt	(2,811,811)	(2,844,726)
Increase in short-term borrowings	187,139	560,094
Proceeds from issuance of class shares	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	(634,476)
Dividends paid to noncontrolling interests	(73,041)	(62,297)
Reissuance (repurchase) of treasury stock, and other	(546,413)	(610,112)

Net cash provided by (used in) financing activities	130,868	(377,167)

Effect of exchange rate changes on cash and cash equivalents	(54,637)	(13,555)

Net increase (decrease) in cash and cash equivalents	201,693	(388,642)

Cash and cash equivalents at beginning of period	2,284,557	2,939,428

Cash and cash equivalents at end of period	2,486,250	2,550,786

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2016, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2016. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2015, the FASB issued updated guidance on disclosures for investments in certain entities that calculate net asset value per share. This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, see note 8 to the consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In March 2016, the FASB issued updated guidance for the effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance will require that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It will also require entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2015 and 2016, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2016 and December 31, 2016:

	Yen in millions
	March 31, 2016	December 31, 2016
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	4,371	2,269

Total	4,371	2,269

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	96,996	74,125
Investments and other assets - Other	230,726	220,205

Total	327,722	294,330

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,290	9,065
Investments and other assets - Other	428	195

Total	34,718	9,260

Total derivative assets	366,811	305,859
Counterparty netting	(116,174)	(74,436)
Collateral received	(65,810)	(61,730)

Carrying value of derivative assets	184,827	169,693

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	(417)
Other long-term liabilities	—	—

Total	—	(417)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(42,404)	(72,082)
Other long-term liabilities	(180,716)	(188,354)

Total	(223,120)	(260,436)

Foreign exchange forward and option contracts
Other current liabilities	(21,167)	(95,312)
Other long-term liabilities	—	—

Total	(21,167)	(95,312)

Total derivative liabilities	(244,287)	(356,165)
Counterparty netting	116,174	74,436
Collateral posted	94,953	167,197

Carrying value of derivative liabilities	(33,160)	(114,532)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2016 and December 31, 2016:

	Yen in millions
	March 31, 2016		December 31, 2016
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	41,016	18,312,359	42,402	19,689,695
Foreign exchange forward and option contracts	—	2,742,102	—	2,684,681

Total	41,016	21,054,461	42,402	22,374,376

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2015 and 2016:

	Yen in millions
	For the first nine months ended December 31, 2015		For the first nine months ended December 31, 2016
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(2,923)	2,924	(2,044)	2,679

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	101,395		(54,937)
Foreign exchange gain (loss), net	6,934		(5,753)
Foreign exchange forward and option contracts
Cost of financing operations	5,072		10,441
Foreign exchange gain (loss), net	43,521		(27,457)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2015		For the third quarter ended December 31, 2016
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(786)	802	(5,948)	6,583

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(9,537)		(72,713)
Foreign exchange gain (loss), net	(6,712)		(2,042)
Foreign exchange forward and option contracts
Cost of financing operations	(1,858)		6,776
Foreign exchange gain (loss), net	10,028		(151,746)

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2016 is ¥602 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2016 is ¥154,815 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥602 million as of December 31, 2016.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2016 is ¥2,497,339 million. Liabilities for guarantees totaling ¥5,538 million have been provided as of December 31, 2016. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. The District Court’s rulings have been affirmed by the Ninth Circuit Court of Appeals.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at an early stage.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota is cooperating with the request.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2015 and 2016.

Segment operating results -

For the first nine months ended December 31, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	19,555,545	1,402,766	473,059	—	21,431,370
Inter-segment sales and transfers	42,408	31,188	361,553	(435,149)	—

Total	19,597,953	1,433,954	834,612	(435,149)	21,431,370
Operating expenses	17,598,939	1,168,884	789,487	(431,611)	19,125,699

Operating income	1,999,014	265,070	45,125	(3,538)	2,305,671

For the first nine months ended December 31, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	18,371,493	1,321,014	462,213	—	20,154,720
Inter-segment sales and transfers	36,062	25,951	346,694	(408,707)	—

Total	18,407,555	1,346,965	808,907	(408,707)	20,154,720
Operating expenses	17,087,435	1,152,071	765,151	(405,388)	18,599,269

Operating income	1,320,120	194,894	43,756	(3,319)	1,555,451

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,698,705	473,894	167,283	—	7,339,882
Inter-segment sales and transfers	16,317	10,079	115,781	(142,177)	—

Total	6,715,022	483,973	283,064	(142,177)	7,339,882
Operating expenses	6,107,362	384,746	265,174	(139,666)	6,617,616

Operating income	607,660	99,227	17,890	(2,511)	722,266

For the third quarter ended December 31, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,456,333	467,187	160,667	—	7,084,187
Inter-segment sales and transfers	13,213	8,814	115,388	(137,415)	—

Total	6,469,546	476,001	276,055	(137,415)	7,084,187
Operating expenses	6,086,786	433,303	259,528	(134,016)	6,645,601

Operating income	382,760	42,698	16,527	(3,399)	438,586

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first nine months ended December 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,334,209	8,220,267	1,862,267	3,439,764	1,574,863	—	21,431,370
Inter-segment sales and transfers	4,739,580	167,522	103,998	362,500	168,776	(5,542,376)	—

Total	11,073,789	8,387,789	1,966,265	3,802,264	1,743,639	(5,542,376)	21,431,370
Operating expenses	9,722,808	7,961,645	1,915,499	3,423,300	1,651,717	(5,549,270)	19,125,699

Operating income	1,350,981	426,144	50,766	378,964	91,922	6,894	2,305,671

For the first nine months ended December 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,259,928	7,452,000	1,803,043	3,191,618	1,448,131	—	20,154,720
Inter-segment sales and transfers	4,492,980	136,646	98,139	371,166	158,411	(5,257,342)	—

Total	10,752,908	7,588,646	1,901,182	3,562,784	1,606,542	(5,257,342)	20,154,720
Operating expenses	10,058,874	7,206,709	1,848,509	3,215,329	1,529,533	(5,259,685)	18,599,269

Operating income	694,034	381,937	52,673	347,455	77,009	2,343	1,555,451

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,184,630	2,803,501	617,971	1,235,506	498,274	—	7,339,882
Inter-segment sales and transfers	1,666,984	53,496	38,981	125,666	60,543	(1,945,670)	—

Total	3,851,614	2,856,997	656,952	1,361,172	558,817	(1,945,670)	7,339,882
Operating expenses	3,458,866	2,706,247	636,437	1,226,338	533,789	(1,944,061)	6,617,616

Operating income	392,748	150,750	20,515	134,834	25,028	(1,609)	722,266

For the third quarter ended December 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,140,723	2,666,594	636,765	1,133,692	506,413	—	7,084,187
Inter-segment sales and transfers	1,631,768	45,657	38,500	127,522	53,517	(1,896,964)	—

Total	3,772,491	2,712,251	675,265	1,261,214	559,930	(1,896,964)	7,084,187
Operating expenses	3,563,166	2,641,573	657,117	1,136,550	535,772	(1,888,577)	6,645,601

Operating income	209,325	70,678	18,148	124,664	24,158	(8,387)	438,586

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first nine months ended December 31, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	8,189,146	1,695,475	3,287,562	3,700,458	16,872,641
Consolidated sales	—	—	—	—	21,431,370
Ratio of overseas sales to consolidated sales	38.2%	7.9%	15.3%	17.3%	78.7%

For the first nine months ended December 31, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	7,448,786	1,655,004	3,260,625	2,939,485	15,303,900
Consolidated sales	—	—	—	—	20,154,720
Ratio of overseas sales to consolidated sales	37.0%	8.2%	16.1%	14.6%	75.9%

For the third quarter ended December 31, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,794,457	557,335	1,224,044	1,228,336	5,804,172
Consolidated sales	—	—	—	—	7,339,882
Ratio of overseas sales to consolidated sales	38.1%	7.6%	16.7%	16.7%	79.1%

For the third quarter ended December 31, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,666,168	589,961	1,191,481	993,935	5,441,545
Consolidated sales	—	—	—	—	7,084,187
Ratio of overseas sales to consolidated sales	37.7%	8.3%	16.8%	14.0%	76.8%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2015 and 2016 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first nine months ended December 31, 2015
Net income attributable to Toyota Motor Corporation	1,886,077
Accretion to Mezzanine equity	(2,448)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,837)

Basic net income attributable to Toyota Motor Corporation per common share	1,881,792	3,128,810	601.44
Effect of dilutive securities
Model AA Class Shares	4,285	27,575
Assumed exercise of dilutive stock options	(23)	1,310

Diluted net income attributable to Toyota Motor Corporation per common share	1,886,054	3,157,695	597.29

For the first nine months ended December 31, 2016
Net income attributable to Toyota Motor Corporation	1,432,704
Accretion to Mezzanine equity	(3,637)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(3,710)

Basic net income attributable to Toyota Motor Corporation per common share	1,425,357	3,017,815	472.31
Effect of dilutive securities
Model AA Class Shares	7,347	47,100
Assumed exercise of dilutive stock options	(6)	653

Diluted net income attributable to Toyota Motor Corporation per common share	1,432,698	3,065,568	467.35

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the third quarter ended December 31, 2015
Net income attributable to Toyota Motor Corporation	627,965
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(612)

Basic net income attributable to Toyota Motor Corporation per common share	626,140	3,098,772	202.06
Effect of dilutive securities
Model AA Class Shares	1,825	47,100
Assumed exercise of dilutive stock options	(6)	1,159

Diluted net income attributable to Toyota Motor Corporation per common share	627,959	3,147,031	199.54

For the third quarter ended December 31, 2016
Net income attributable to Toyota Motor Corporation	486,531
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,237)

Basic net income attributable to Toyota Motor Corporation per common share	484,082	3,001,782	161.26
Effect of dilutive securities
Model AA Class Shares	2,449	47,100
Assumed exercise of dilutive stock options	(2)	678

Diluted net income attributable to Toyota Motor Corporation per common share	486,529	3,049,560	159.54

On May 11, 2016, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥334,144 million, ¥110 per common share, to common shareholders effective on June 2, 2016. On November 8, 2016, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥300,331 million, ¥100 per common share, to common shareholders effective on November 29, 2016.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and December 31, 2016. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	100,841	915,684	—	1,016,525
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,911,769	1,029,478	10,334	5,951,581
Common stocks	2,558,931	—	—	2,558,931
Other	83,082	68,185	—	151,267
Investments measured at net asset value	—	—	—	197,215
Derivative financial instruments	—	362,388	4,423	366,811

Total	7,654,623	2,975,735	14,757	10,842,330

Liabilities
Derivative financial instruments	—	(242,713)	(1,574)	(244,287)

Total	—	(242,713)	(1,574)	(244,287)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	37,698	540,899	—	578,597
Time deposits	—	550,000	—	550,000
Marketable securities and other securities investments
Public and corporate bonds	5,002,650	939,876	8,793	5,951,319
Common stocks	2,767,348	—	—	2,767,348
Other	28,943	23,647	—	52,590
Investments measured at net asset value	—	—	—	675,320
Derivative financial instruments	—	305,753	106	305,859

Total	7,836,639	2,360,175	8,899	10,881,033

Liabilities
Derivative financial instruments	—	(346,732)	(9,433)	(356,165)

Total	—	(346,732)	(9,433)	(356,165)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 37% of Japanese bonds, and 63% of U.S., European and other bonds as of March 31, 2016, and 30% of Japanese bonds, and 70% of U.S., European and other bonds as of December 31, 2016. Listed stocks on the Japanese stock markets represent 90% and 92% of common stocks as of March 31, 2016 and December 31, 2016, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and third quarter ended December 31, 2015 and 2016 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and third quarter ended December 31, 2015 and 2016 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first nine months ended December 31, 2015
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications	(166,210)	5,390	(698)	(161,518)
Reclassifications	19,025	(15,676)	4,054	7,403

Other comprehensive income (loss), net of tax	(147,185)	(10,286)	3,356	(154,115)
Less – Other comprehensive income attributable to noncontrolling interests	21,175	1,561	297	23,033

Balance at December 31, 2015	(262,100)	1,718,840	(110,277)	1,346,463

For the first nine months ended December 31, 2016
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications	9,033	135,367	6,891	151,291
Reclassifications	—	(40,455)	7,999	(32,456)

Other comprehensive income (loss), net of tax	9,033	94,912	14,890	118,835
Less – Other comprehensive income attributable to noncontrolling interests	5,942	(12,968)	1,217	(5,809)
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at December 31, 2016	(492,706)	1,515,949	(301,675)	721,568

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first nine months ended December 31, 2015	For the first nine months ended December 31, 2016	Affected line items in the consolidated statements of income
Foreign currency translation adjustments:
	19,025	—	Other income, net

	19,025	—	Income before income taxes and equity in earnings of affiliated companies
	—	—	Provision for income taxes

	19,025	—	Net income

Unrealized gains (losses) on securities:
	1,230	(25,546)	Financing operations
	(22,971)	(1,181)	Foreign exchange gain, net
	(1,155)	(39,581)	Other income, net

	(22,896)	(66,308)	Income before income taxes and equity in earnings of affiliated companies
	7,256	26,124	Provision for income taxes
	(36)	(271)	Equity in earnings of affiliated companies

	(15,676)	(40,455)	Net income

Pension liability adjustments:
Recognized net actuarial loss	9,712	14,973	*1
Amortization of prior service costs	(3,191)	(2,889)	*1

	6,521	12,084	Income before income taxes and equity in earnings of affiliated companies
	(2,467)	(4,085)	Provision for income taxes

	4,054	7,999	Net income

Total reclassifications, net of tax	7,403	(32,456)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Significant subsequent events:

On January 5, 2017, Toyota Housing Corporation, a consolidated subsidiary of Toyota Motor Corporation, increased its ownership interest in Misawa Homes Co., Ltd. (Business description: Production and sale of housing materials and components, etc.), to 51% through a private placement of Misawa Homes Co., Ltd. shares to Toyota Housing Corporation and the disposal of Misawa Homes Co., Ltd. treasury stock to increase competitiveness through enhanced cooperation with Misawa Homes Co., Ltd.. As a result, Misawa Homes Co., Ltd., previously an affiliated company accounted for under the equity method, will now be accounted for as a consolidated subsidiary of Toyota Motor Corporation. Evaluation of the fair value of assets acquired and liabilities assumed as of the acquisition date is still in progress.